Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

VP Research & Development Resignation

Brisbane, Australia. 2 June 2008: Progen Pharmaceuticals Limited (ASX: PGL; NASDAQ: PGLA) today announced the resignation of Anand Gautam, PhD, Progen’s Vice President of Research & Development. Dr Laurence Marton, Chief Scientific Officer, has responsibility for Progen’s recently expanded portfolio of preclinical compounds including identifying those compounds worthy of further preclinical studies leading to the selection of clinical drug candidates.

“On behalf of the Board, I want to thank Anand for his contributions and service to Progen,” said Mr Justus Homburg, Chief Executive Officer. “Anand’s achievements included initiating the planning and protocol design for PATHWAY, Progen’s Phase 3 clinical trial of its lead oncology drug, and recently he was instrumental in delivering PG545 as the lead candidate from the 500 series heparan sulfate mimetic discovery program.”

Further information:

Linton Burns

Chief Operating Officer

Tel: +61 7 3842 3333

Email: lintonb@progen-pharma.com